 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2023

Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

As previously reported, on March 8, 2023, the Company entered into a Convertible Promissory Note and Warrant Purchase Agreement (the “Agreement”) with a single investor (the “Investor”) pursuant to which the Company issued to the Investor (i) a Convertible Promissory Note in the principal amount of up to $6 million (the “Note”) and (i) a warrant (the “Warrant”) to purchase up to 59,523 American Depositary Shares (the “ADSs”) representing 23,809,520 ordinary shares of the Company in a private placement. The conversion price of the Note is 93% of the closing price of the ADSs on the trading day immediately preceding the date of any conversion by the Investor. As of the date hereof, the Company has received an advance of $2 million under the Note. On March 28, 2023, the Company entered into a termination agreement with the Investor pursuant to which the Company agreed to pay $2,030,000 to the Investor on or by April 3, 2023, in exchange for the immediate cancelation of the Agreement, the Note and the Warrant and the parties’ obligations thereunder, in all respects.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099) and on June 27, 2022 (File No. 333-265845), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: March 28, 2023	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer